EXHIBIT 14
SECURAC CORP.

                                 CODE OF ETHICS

                         FOR THE CHIEF EXECUTIVE OFFICER
                          AND SENIOR FINANCIAL OFFICERS

Securac Corp. (Company) has adopted this Code of Ethics, which applies to the Chief Executive Officer (CEO) as well as the Chief Financial Officer, Director of Finance (if any) and Controller of the Company, Controllers of the Company's subsidiaries, and any other persons performing similar functions as determined by the Audit Committee (Senior Financial Officers). If the CEO or any Senior Financial Officer is aware of any reportable event of the type described in this Code of Ethics, such officer must promptly bring the matter to the attention of the Audit Committee of the Company. As used herein, Audit Committee means the Audit Committee of the Board of Directors of the Company or, if none, the full Board of Directors of the Company.

1. The CEO and each Senior Financial Officer are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of the CEO and each Senior Financial Officer to report any untrue statement of material fact and any omission of material fact of which he or she may become aware pertaining to information prepared by him or her or employees in his or her area(s) of responsibility that affect the disclosures made by the Company in its public filings.

2. The CEO and each Senior Financial Officer are responsible for the Company's system of internal financial controls and shall report any information he or she may have concerning (a) significant deficiencies in the design or operation of disclosure and internal controls which could adversely affect the ability of employees in his or her area(s) of responsibility to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves any employee who has a significant role in his or her area's internal controls.

3. The CEO and each Senior Financial Officer shall report any information he or she may have concerning any violation of this Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships involving any employee of the Company who has a significant role in his or her area's financial reporting, disclosures or internal controls.

4. The CEO and each Senior Financial Officer shall report any information he or she may have concerning evidence of a material violation of securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof.

5. The Audit Committee shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics. Such action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics, including, among other things, disciplinary action up to and including termination of employment. In determining what action is appropriate in a particular case, the Audit Committee or its designee shall take into account all relevant information, including whether the violation was promptly reported, whether a violation of the law has occurred, the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past, the penalties imposed, if any, in the past for comparable violations and other relevant factors.

Dated: April 14, 2005